UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _______
Commission file number: 1-8865

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIERRA HEALTH SERVICES, INC.
2724 NORTH TENAYA WAY
LAS VEGAS, NEVADA 89128

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

 i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Participants of
Sierra Health Automatic Retirement Plan
Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Sierra Health Automatic Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP
Las Vegas, Nevada
June 28, 2007

        SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Net Assets Available for Benefits at
December 31, 2006 and 2005

	2006	2005
ASSETS

Participant-directed investments:
Mutual funds, at fair value	$104,016,996	$93,379,065
Investment contract, at contract value	28,324,127	23,798,438
Common stock, at fair value	13,172,061	14,597,395
Participant loans, at cost	2,300,814	1,927,031
Total Investments	147,813,998	133,701,929

Receivables:
Employer contributions	273,924	234,297
Investment interest receivable	-	2,543
	273,924	236,840

Net Assets Available For Benefits	$148,087,922	$133,938,769

See accompanying Notes to Financial Statements.

        SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS:
Investment Income:
Interest	$1,249,525	$663,682
Dividends	1,762,804	1,289,543
Net increase in fair value of common/collective trust funds	-	261,677
Net increase (decrease) in fair value of common stock	(1,366,461)	5,018,545
Net increase in fair value of mutual funds	8,370,286	6,053,674
Net Investment Income	10,016,154	13,287,121

Contributions:
Employer	6,451,983	5,317,565
Participants	10,108,026	8,503,994
Rollovers	364,536	490,105
Total Contributions	16,924,545	14,311,664

Net Additions	26,940,699	27,598,785

DEDUCTIONS:
Benefits paid to participants	(12,733,004)	(12,986,009)
Plan expenses	(58,542)	(60,396)
Total Deductions	(12,791,546)	(13,046,405)

Net Increase	14,149,153	14,552,380

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	133,938,769	119,386,389
End Of Year	$148,087,922	$133,938,769

See accompanying Notes to Financial Statements.

        SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

      Notes to Financial Statements
              For Years Ended December 31, 2006 and 2005

Note 1.   Plan Description

General Description - The Sierra Health Automatic Retirement Plan (the “Plan”) is a qualified, defined contribution profit sharing/401(k) plan sponsored, managed, and administered by Sierra Health Services, Inc. (the “Company”).  Prudential Financial (“Trustee”) serves as trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.  A brief description of certain Plan provisions, as amended, follows.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

Contributions– For 2005 and the first three months of 2006, participants could contribute up to 25% of their eligible compensation during each payroll period in which the employee was an eligible participant.  The Plan was amended effective April 1, 2006 to allow participants to contribute up to 75% of their eligible compensation during each payroll period in which the employee was an eligible participant.  The Company makes matching contributions of 100% of a participant’s contribution up to a maximum of 3% of the participant’s eligible compensation.  Participant contributions above 3%, but not exceeding 9%, are matched 50% by the Company.  The maximum Company contribution is 6% of a participant’s eligible compensation. Participant and employer contributions are subject to Internal Revenue Service (“IRS”) limits.  Company matches are invested, based on participant selections, into the common trust funds.  In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, employees age 50 and older are permitted to make additional “catch up” contributions not to exceed $5,000 in 2006 and $4,000 in 2005.

Vesting - Participants are immediately vested in their voluntary contributions and earnings thereon. Participants are also immediately vested in the first 4% of Company contribution made on their behalf.  The remaining 2% of Company contribution vests based on years of service—one-third per year of service—and is fully vested after three years of service with the Company.  If a participant becomes permanently disabled, their account is 100% vested without regard to years of service.

Eligibility– Effective November 1, 2005, all employees of the Company not covered by a collective bargaining agreement become participants in the Plan if they are age twenty-one or older, and after they have completed six consecutive months of employment and worked at least 1,000 hours in a one-year period. Prior to November 1, 2005, employees become participants after one year of service, defined as the first twelve consecutive months in which the employee worked at least 1,000 hours.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment, participants may elect to receive a lump-sum payment of their vested account balance, one of several annuity payment options, or may transfer their vested account balance to a tax-deferred account.

Termination of Plan - The Company may terminate the Plan, or contributions thereto, at any time.  Upon termination or partial termination, each participant’s account will become 100% vested.

Tax Status - In January 2005, the Plan received its latest determination letter from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and thus exempt from income taxes.

        SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements
              For Years Ended December 31, 2006 and 2005

The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  No provision for income taxes has been included in the financial statements.

Plan Expenses– Plan expenses consist of loan fees and participant activity fees which are charged directly to the participants’ accounts, and administrative expenses which are not charged directly to the participants’ accounts.

Investment in Company Stock - Investments in Company common stock are unlimited. Any participant with an investment in Company stock exceeding 25% of their total portfolio received a quarterly letter from the Trustee advising the participant of the risks involved in investing primarily in one stock and recommending diversifying their portfolio.

Forfeitures - Forfeited accrued benefits may be used to reduce employer contributions.  Total forfeitures used to reduce employer contributions in 2006 and 2005 were $68,003 and $151,967, respectively.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan has investment securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition– The Plan’s investments, except for the investment contract, are stated at fair value.  Fair value is determined by the Trustee based upon quoted market prices which represent the net asset value of shares held by the Plan.  The investment contract is carried at contract value, which represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.  The Company believes that contract value approximates fair value for the investment contract at December 31, 2006 and 2005.  Participant loans are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Unrealized gains and losses are recorded in the period in which they occur. The Trustee holds all assets.  The Company match is made in cash and is invested based upon employee selections.

        SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

        Notes to Financial Statements
              For Years Ended December 31, 2006 and 2005

Recently Issued Accounting Pronouncements –  In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-41-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ( the "FSP"). The FSP is effective for financial statements for plan years ending after December 15, 2006, and requires investment contracts held by a defined contribution plan to be reported at fair value with an additional line item showing an adjustment of fully benefit responsive contracts for fair value to contract value. The Plan adopted the FSP in 2006, and the adoption did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Note 3.  Investments

Investments equal to 5% or more of the Plan’s total net assets available for benefits at December 31, 2006 and 2005 were:

	2006	2005

Prudential Guaranteed Income Fund	$28,324,127	$23,798,438
Van Kampen Equity Income Fund	20,114,853	19,253,534
Prudential Jennison Growth Fund	19,158,099	18,326,707
Franklin Balance Sheet Investment Fund	16,628,480	14,672,082
Eaton Vance Large Cap Value Fund	15,246,098	*
Sierra Health Services, Inc. Common Stock	13,172,061	14,597,395
PIMCO Total Return Fund	11,190,541	9,137,972
EuroPacific Growth Fund	8,025,168	6,197,983
Van Kampen Comstock Fund	*	12,898,575

* Van Kampen Comstock Fund replaced by Eaton Vance Large Cap Value Fund in November 2006.

Note 4.  Payment of Benefits

Benefit payments to participants are recorded upon distribution.  All participants who have elected to withdraw from the Plan have been paid prior to December 31, 2006 and 2005.

Note 5.   Participant Loans

Participants may borrow from their fund accounts up to $50,000 or 50% of their vested account balance, whichever is less.  Participant loans are collateralized by vested account balances and are repaid through payroll deductions over a term not exceeding five years.  The term may be extended if the proceeds are used for the purchase of a primary residence. Loan maturities ranged from January 2007 to October 2026 at December 31, 2006, and January 2006 to September 2025 at December 31, 2005.  The loans bear interest at 1% over the prime commercial rate on the first day of the month in which the loan is issued.  Fixed interest rates on outstanding loans ranged from 5.0% to 10.5% as of  2006 and 2005.

Note 6.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.  In addition, the Company’s common stock qualifies as a party-in-interest transaction. At December 31, 2006 and 2005, the Plan held 365,484 and 365,117 split adjusted shares, respectively, of the Company’s common stock.

        SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

         Notes to Financial Statements
              For Years Ended December 31, 2006 and 2005

Note 7.  Investment Contract With Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company.  The Trustee maintains the contributions in a pooled account, which is credited with earnings on the underlying investments and charged with participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value, which approximated fair value, as reported to the Plan by Prudential Financial in accordance with the FSP. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Generally there are not any events that could limit the ability of the Plan to transact at contract value.  Furthermore, there are not any events that allow the issuer to terminate the contract that would require the Plan Sponsor to settle at an amount different than contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rate is determined semi-annually and was 3.9 % and 4.1% for 2006 and 3.9% for all of 2005. The crediting interest rate is based on the pool’s past experience, expected cash flow and current and anticipated investment opportunities.

Note 8.  Subsequent Events

Effective January 1, 2007, the Plan was amended to change the minimum age for becoming an eligible participant from 21 to 18, and to allow partial and installment distributions from the Plan.

On March 12, 2007, the Company announced that it had entered into an Agreement and Plan of Merger, dated as of March 11, 2007 (the “Merger Agreement”), with UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), and Sapphire Acquisition, Inc., a Nevada corporation and an indirect wholly-owned subsidiary of UnitedHealth Group(“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with the Company, with the Company continuing as the surviving Entity.  The transaction, which has been approved by the Boards of Directors of both companies and is expected to close by the end of 2007 or sooner, is subject to state and federal regulatory approvals, including in Nevada, California and Texas, approval by the Company’s stockholders, and other customary conditions.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Rate of Interest, Collateral, Par, or Maturity Date	Current Value
*	Dryden Short-term Corporate Bond Fund	Mutual Fund	$2,411,803
	Eaton Vance Large Cap Value Fund	Mutual Fund	15,246,098
	EuroPacific Growth Fund	Mutual Fund	8,025,168
	Fidelity Advisor Small Cap Fund	Mutual Fund	4,657,013
	Franklin Balance Sheet Investment Fund	Mutual Fund	16,628,480
	Franklin US Government Securities	Mutual Fund	206,863
	PIMCO Real Return Fund	Mutual Fund	477,912
	PIMCO Total Return Fund	Mutual Fund	11,190,541
*	Prudential Guaranteed Income Fund	Guaranteed Interest Contract (4.1% at December 31, 2006)	28,324,127
*	Prudential Jennison Growth Fund	Mutual Fund	19,158,099
	Vanguard Mid Cap Index Fund	Mutual Fund	1,304,603
	Vanguard Tru 500 Admiral Fund	Mutual Fund	4,595,562
	Van Kampen Equity Income Fund	Mutual Fund	20,114,853
*	Sierra Health Services, Inc. Common Stock	Company Stock	13,172,061
*	Participant Loans	Notes at fixed interest rates ranging from 5.0% to 10.5%, maturities through October 2026	2,300,814

	Total		$147,813,998

*  Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
(Name of Plan)

Date: June 28, 2007	/s/ MARC R. BRIGGS
Marc R. Briggs
Sr. Vice President, Treasurer and
Chief Financial Officer